Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

SHARES ISSUED TO EXTEND OPTION AGREEMENT

Vancouver, British Columbia – October 8, 2015, – Further to its news releases of March 26 and April 2, 2015 Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) advises that it has issued a second tranche of 500,000 common shares to Golden Predator US Holding Corp. (“Golden Predator”) in connection with the extension to April 13, 2017 of the time period required to exercise the option for its subsidiary Battle Mountain Gold (USA), Inc. (“BMG-USA”) to acquire a 40% interest in the Phoenix Joint Venture. Upon exercise of this option, BMG-USA will acquire a 40% interest in the Lewis gold-silver property, located near the town of Battle Mountain, Nevada and the Company will have a 100% interest in the Lewis Property.

In accordance with the policies of the TSX Venture Exchange, these shares have a hold period and cannot be traded prior to February 8, 2016.

This share issue completes the payments required to extend the ultimate option exercise price payment to on or before April 13, 2017. The fair value of this share issue, $50,000, is a credit to that final payment amount which is now $1,550,000. This payment may be made in either cash or common shares of the Company at the Company’s sole option. This final payment may be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company, BMG or BMG-USA having raised an aggregate total of more than $10 million dollars.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding future option payments, the completion of option terms, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.